FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report: September 30, 2014 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

**1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910**
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 30, 2014, the Compensation Committee ("Compensation Committee") of the Board of Directors of Radio One, Inc. (the "Company") approved the principal terms of new employment agreements for each of the Company's named executive officers. With the exception of the Company's President - Radio Division, while definitive agreements have not been executed, the terms of the new employment agreements are effective as of January 1, 2014, except for the base salaries of certain of the executives which are effective October 1, 2014.   The Company and its President - Radio Division have executed an employment agreement, a copy of which is attached as an exhibit hereto. Definitive agreements for the remaining officers will be filed upon execution of the documents. What follows below is a summary of the principal terms for each of the employment agreements.

Cathy Hughes, Founder and Executive Chairperson

Pursuant to the terms approved by the Compensation Committee, Ms. Hughes will be employed as the Founder and Chairperson of the Company and its wholly-owned subsidiaries commencing as of January 1, 2014 until December 31, 2016, unless earlier terminated pursuant to the terms of the agreement. Effective October 1, 2014, Ms. Hughes will be entitled to a base salary payable at the annualized rate of $1,000,000 per year and will be eligible for a bonus of $500,000, 50% of which will be paid on a discretionary basis with the remaining 50% paid in accordance with certain performance metrics. Ms. Hughes will have periodic personal use of a private aircraft up to a maximum of 25 hours per year, such usage subject to the Company's financial position as determined by the CEO in his sole discretion. Ms. Hughes was also awarded 456,000 restricted shares of the Company's Class D common stock vesting in equal 1/3 tranches on April 6, 2015, December 31, 2015 and December 31, 2016. Finally, Ms. Hughes was awarded stock options to purchase 293,000 shares of the Company's Class D common stock vesting in approximately equal 1/3 tranches on April 6, 2015, December 31, 2015 and December 31, 2016. The options will be priced at the closing share price of the Company's Class D common stock on October 6, 2014.

Alfred C. Liggins, President and Chief Executive Officer Radio One, Inc. and TV One, LLC

Pursuant to the terms approved by the Compensation Committee, Mr. Liggins will be employed as the President and Executive Officer of the Company and its wholly-owned subsidiaries and as the President and Executive Officer of TV One, LLC. Mr. Liggins employment under the agreement will commence as of January 1, 2014 until December 31, 2016, unless earlier terminated pursuant to the terms of the agreement. Effective October 1, 2014, Mr. Liggins will be entitled to a base salary payable at the annualized rate of $1,250,000 per year and will be eligible for a bonus of $1,250,000, 50% of which will be paid on a discretionary basis with the remaining 50% paid in accordance with certain performance metrics. Mr. Liggins will have periodic personal use of a private aircraft up to a maximum of 25 hours per year, subject to the Company's financial position. Mr. Liggins was also awarded 913,000 restricted shares of the Company's Class D common stock vesting in approximately equal 1/3 tranches on April 6, 2015, December 31, 2015 and December 31, 2016. Mr. Liggins was awarded stock options to purchase 587,000 shares of the Company's Class D common stock vesting in approximately equal 1/3 tranches on April 6, 2015, December 31, 2015 and December 31, 2016. The options will be priced at the closing share price of the Company's Class D common stock on October 6, 2014. Finally, Mr. Liggins remains eligible for the TV One Award included in his prior employment agreement.

Peter Thompson, Executive Vice President and Chief Financial Officer

Pursuant to the terms approved by the Compensation Committee, Mr. Thompson will be employed as Executive Vice President and Chief Financial Officer of the Company and Vice President of its wholly-owned subsidiaries commencing as of January 1, 2014 until December 31, 2016, unless earlier terminated pursuant to the terms of the agreement. Effective October 1, 2014, Mr. Thompson will be entitled to a base salary payable at the annualized rate of $650,000 per year and will be eligible for a bonus of $350,000, 50% of which will be paid on a discretionary basis with the remaining 50% paid in accordance with certain performance metrics. Mr. Thompson will also receive a signing bonus of $650,000, subject to a pro-rata claw-back if he leaves before the end of the term of the agreement. Mr. Thompson was also awarded 350,000 restricted shares of the Company's Class D common stock with 200,000 shares vesting on April 6, 2015 and with the remaining shares vesting in equal 75,000 share tranches on December 31, 2015 and December 31, 2016. Finally, Mr. Thompson was awarded stock options to purchase 225,000 shares of the Company's Class D common stock vesting in equal 112,500 share tranches on December 31, 2015 and December 31, 2016. The options will be priced at the closing share price of the Company's Class D common stock on October 6, 2014.

Linda Vilardo, Executive Vice President and Chief Administrative Officer

Pursuant to the terms approved by the Compensation Committee, Ms. Vilardo will be employed as Executive Vice President and Chief Administrative Officer of the Company and Vice President of its wholly-owned subsidiaries commencing as of January 1, 2014 until December 31, 2016, unless earlier terminated pursuant to the terms of the agreement. Effective October 1, 2014, Ms. Vilardo will be entitled to a base salary payable at the annualized rate of $600,000 per year and will be eligible for a bonus of $300,000, 50% of which will be paid on a discretionary basis with the remaining 50% paid in accordance with certain performance metrics. Ms. Vilardo was also awarded 225,000 restricted shares of the Company's Class D common stock vesting in equal 75,000 share tranches on April 6, 2015, December 31, 2015 and December 31, 2016. Finally, Ms. Vilardo will be eligible for an agreement term completion bonus equal to one year's then current base salary payable on the completion of her employment with the Company (which may occur any time after the expiration of the Agreement and any renewal or renegotiation thereof). Ms. Vilardo will also be entitled to COBRA benefits for one year upon separation of employment.

Christopher Wegmann, President, Radio Division

Pursuant to the terms approved by the Compensation Committee, Mr. Wegmann will be employed as the President, Radio Division commencing as of January 1, 2014 until December 31, 2015, unless earlier terminated pursuant to the terms of the agreement. As of January 1, 2014, Mr. Wegmann is entitled to a base salary payable at the annualized rate of $525,000 per year and will be eligible for a bonus of $175,000, $50,000 of which will be paid on a discretionary basis with the remaining $125,000 paid in accordance with certain performance metrics. Mr. Wegmann was also awarded 70,000 restricted shares of the Company's Class D common stock vesting in approximately equal 1/3 share tranches on April 6, 2015, December 31, 2015 and December 31, 2016. Mr. Wegmann's employment agreement is attached as an exhibit hereto.

ITEM 9.01.   **Financial Statements and Exhibits.**

(c) Exhibits

Exhibit Number	Description
10.1	Employment Agreement: Christopher Wegmann

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

October 06, 2014

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

EMPLOYMENT AGREEMENT

THIS AGREEMENT ("Agreement") is made and entered into as of the 26th day of August, 2014 ("Effective Date"), by and between Radio One, Inc. ("Company"), a Delaware corporation having its principal place of business at 1010 Wayne Avenue, 14th Floor, Silver Spring, Maryland, and Christopher J. Wegmann ("Employee"), an individual residing at 2116 O Street N.W., Washington, D.C.

RECITALS

WHEREAS, Company is engaged in the business of owning and managing broadcast media, directly and through subsidiaries and affiliates, including certain radio stations serving various Nielsen Audio Total Survey Areas; and

WHEREAS, Company desires to employ Employee to perform such services as described below, in accordance with the terms hereof; and

WHEREAS, Employee desires to be employed by Company, in accordance with the terms hereof;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Company and Employee, intending to be legally bound, hereby agree as follows:

COVENANTS

1. <u>Employment</u>. Company hereby employs Employee in the position of President of Radio.

2. <u>Term and Exclusive Negotiation Period</u>.

    (a) <u>Term</u>. Employee's employment under this Agreement shall commence on January 1, 2014 ("Commencement Date") and shall continue in full force and effect for a period of two (2) years until December 31, 2015 ("Initial Term"), unless earlier terminated by Company pursuant to the provisions of Section 10 hereof. Company, in its sole discretion, shall have the right to renew this Agreement for an additional period of one (1) year ("Renewal Term") on the same terms and conditions as set forth herein, upon notice to Employee of Company's intent to renew on or before the expiration date of the Initial Term (hereinafter, the Initial Term and/or any Renewal Term shall be referred to as "Term").

    (b) <u>Exclusive Negotiation Period</u>. The parties hereto agree that either of them may initiate a period of exclusive good faith negotiation to commence no earlier than ninety (90) days prior to the expiration date of this Agreement and terminate thirty (30) days after Employee ceases to be employed by Company ("Exclusive Negotiation Period"), during which time the parties will engage in exclusive good faith negotiations for extending this Agreement on mutually agreeable terms and conditions. If either party initiates negotiations, Company agrees to provide Employee with the compensation terms that Company would be willing to pay to extend the Agreement for an additional period of time beyond the Term. If the parties are unable to reach agreement to extend this Agreement within the Exclusive Negotiation Period, Employee thereafter shall be permitted to solicit and/or entertain offers from, and to negotiate with, third parties, following the expiration of the Exclusive Negotiation Period.

3. <u>Duties</u>.

    3.1. Employee hereby agrees to the following, without limitation:

        (a) Employee shall use his best efforts to perform such duties as are usual and customary for a media company executive, including managing, facilitating, and implementing Company's strategic and operational plans, while ensuring the execution of same at the highest level of professionalism and competence. A job description setting forth Employee's primary responsibilities is attached hereto as Schedule I.

        (b) Employee shall provide regional management and oversight of Company's Atlanta, Georgia, Baltimore, Maryland, Philadelphia, Pennsylvania, Richmond, Virginia, and Washington, D.C. radio markets.

        (c) Employee's performance shall be at the direction of, and in accordance with the determination of, the Chief Executive Officer.

    3.2. Employee shall devote Employee's best efforts to the business and affairs of Company and the performance of Employee's duties under this Agreement.

    3.3. Employee shall devote Employee's full time, energy, and skill to the performance of the services in which Company is engaged, at such time and place as Company may direct. Employee shall not undertake, either as an owner, director, shareholder, employee or otherwise, the performance of services for compensation (actual or expected), either directly or indirectly, on behalf of Employee or any other person or entity, without the prior express written consent of Company.

    3.4. Employee shall faithfully and industriously assume and perform with skill, care, diligence, and attention all responsibilities and duties connected with Employee's employment on behalf of Company.

3.5. The normal working hours of Employee shall be as established by the Chief Executive Officer.

3.6. Employee shall be based in Company's Corporate Offices in Silver Spring, Maryland and shall reside in the Washington, D.C. metropolitan area.

4. Compensation.

  (a) Base Compensation. Subject to subsection (b) hereof, Employee's base compensation shall be at the rate of Five Hundred Twenty Five Thousand Dollars ($525,000) per year, subject to applicable deductions and payable semimonthly in accordance with Company's standard payroll schedule and policy.

  (b) Adjustment to Compensation. Company shall retain the right to adjust Employee's base compensation as a result of economic conditions, provided that other similarly-situated employees shall have their compensation adjusted in a similar manner.

  (c) Annual Performance Bonus Potential.

    (i) Performance Bonus. Employee shall be eligible to receive performance bonus compensation in an amount not to exceed One Hundred Twenty Five Thousand Dollars ($125,000) per year, subject to applicable deductions, at the conclusion of each calendar year that (i) Employee remains actively employed by Company, (ii) Employee is in compliance with the terms of this Agreement as well as Company policies, procedures, and directives concerning job performance and conduct, and (iii) Employee causes or achieves one hundred percent (100%) of Employee's annual budget for broadcast cash flow ("BCF") for all Radio One markets. For purposes of this subsection, BCF shall be calculated by taking each market's net revenue and deducting total operating expenses. Employee's bonus allocation for calendar year 2014 shall be based upon each radio market's proportionate contribution to BCF, and future bonus allocations for each market shall be provided to Employee on or about January 31st. For the avoidance of doubt, eligibility for payment requires Employee to be actively employed by Company on the date the bonus is paid. Bonus criteria are subject to change by Company, in its sole discretion, upon reasonable notice to Employee. Subject to Section 4(c)(iii) hereof, bonus payments due Employee pursuant to this subsection shall be made to Employee as a cash lump sum no later than the end of the quarter following the calendar year for which the bonus was calculated.

    (ii) Discretionary Performance Bonus. Employee shall be eligible to receive discretionary performance bonus compensation in an amount not to exceed Fifty Thousand Dollars ($50,000) per year, subject to applicable deductions, at the conclusion of each calendar year that (i) Employee remains actively employed by Company, (ii) Employee is in compliance with the terms of this Agreement as well as Company policies, procedures, and directives concerning job performance and conduct, and (iii) Employee's performance achieves certain criteria to be determined by Company's Chief Executive Officer and Board of Directors, in their sole discretion. For the avoidance of doubt, eligibility for payment requires Employee to be actively employed by Company on the date the bonus is paid. Subject to Section 4(c)(iii) hereof, bonus payments due Employee pursuant to this subsection shall be made to Employee as a cash lump sum no later than the end of the quarter following the calendar year for which the bonus was calculated.

    (iii) Stock Substitution. Company, in its sole discretion, reserves the right to substitute equivalent shares of Class D common stock under the Radio One 2009 Stock Option and Restricted Stock Grant Plan ("Plan") in lieu of cash payments otherwise due under Section 4(c)(i) through (ii) of this Agreement. The number of shares granted shall be equal to the amount of the bonus earned, divided by the closing share price on the grant date, which date shall be the fifth calendar day of the month following the date on which the bonus was calculated. Other material terms of the stock grant shall be as set forth in the Plan and related policies, which documentation shall be made available to Employee on or about the effective date of the grant.

5. Paid Time Off and Benefits.

  5.1. Employee shall be eligible to accrue up to One Hundred Eighty Four (184) Paid Time Off ("PTO") hours annually in accordance with Company's PTO Policy. All PTO requests must be approved in advance by the Chief Executive Officer.

  5.2. Employee shall be eligible to participate in the employee benefit plans and programs that Company generally makes available to its employees, subject to the terms and conditions of each such benefit plan or program. Notwithstanding the foregoing, any severance payable to Employee shall be governed solely by this Agreement, and Employee shall not be eligible to participate in any severance program of general application maintained by Company.

  5.3. Company reserves the right to amend or change, in its sole discretion, any of its PTO, leave, and other employee benefit plans and programs.

6. Exclusive Services and Rights. Employee shall not tender any services of the kind or nature provided for under this Agreement, either directly or indirectly, on behalf of Employee or any other person or entity, without the prior express written consent of Company.

7. <u>Personal Conduct</u>. Employee agrees to comply with all applicable policies, requirements, directions, requests, and rules of Company, and further agrees to not at any time commit any act, or become involved in any situation or occurrence, that may reflect unfavorably on Company's reputation, bring Company into public scandal, or subject Company to ridicule, as determined solely by Company, including but not limited to matters of moral turpitude, theft, fraud, or deceit. Employee acknowledges and agrees that violation of this Section 7 may subject Employee to disciplinary action, including, without limitation, termination of employment. It is understood and agreed that nothing in this Section will be interpreted or applied in a manner that is inconsistent with applicable laws or in a manner that would interfere with Employee's rights under the National Labor Relations Act.

8. <u>Payola</u>. Employee warrants and represents that Employee will not accept or agree to pay any money, service or other valuable consideration, as defined in Section 507 of the Communications Act of 1934, as amended, for the broadcast of any matter over Company's stations, without Company's approval and full disclosure to the listening public at the time of broadcast. Employee agrees to promptly notify the Chief Executive Officer and the Senior Vice President of Programming Content of any occurrences whereby anyone offers any money, service or other valuable consideration for the broadcast of any matter over Company's stations. Employee further warrants and represents that Employee will comply in all respects with Company's *Payola, Plugola, & Music Selection Compliance Policy*. Employee acknowledges and agrees that Company shall have the right to terminate this Agreement for cause upon Employee's violation of this Section 8.

9. <u>Plugola</u>. Employee warrants and represents that Employee will not cause to be broadcast any material that directly or indirectly promotes any activity in which Employee has a financial interest, absent prior disclosure to, and approval by, the Chief Executive Officer and the Senior Vice President of Programming Content. Should the Chief Executive Officer and the Senior Vice President of Programming Content grant such approval, Employee shall disclose the fact of Employee's financial interest in the activity to the listening public. Employee acknowledges and agrees that Company shall have the right to terminate this Agreement for cause upon Employee's violation of this Section 9.

10. <u>Termination</u>.

    (a) <u>Termination for Cause</u>. Employee's employment may be terminated at any time for cause. For purposes of this Agreement, "cause" may include, but is not limited to, any one or more of the following:

        (i) Employee's breach of any material provision of this Agreement.

        (ii) Employee's arrest, indictment, or conviction on a felony charge or other crime involving moral turpitude, or plea of guilty or *nolo contendere* to a felony charge or other crime involving moral turpitude.

        (iii) Employee's insubordination or willful refusal to follow the reasonable instructions of Employee's superiors, including but not limited to the Chief Executive Officer or the Board of Directors.

        (iv) Employee's failure to perform the duties of the Employee's position in a satisfactory manner.

        (v) Employee's willful disregard of Company policies and procedures.

        (vi) Any act or failure to act by Employee that in any manner threatens the qualification of Company or its affiliates to maintain a broadcast license issued by the Federal Communications Commission ("FCC"), or that results in a violation of any rule or regulation of the FCC.

        (vii) Employee's making of any disparaging oral or written statements regarding Company or any of its subsidiaries or affiliates, including, without limitation, its officers, directors, shareholders, managers, clients, sponsors, or advertisers, in a manner or under circumstances not protected by applicable law or the National Labor Relations Act.

        (viii) Employee's acting in a tortious manner toward another employee, contractor, listener, client, sponsor, or advertiser.

        (ix) Employee's use, possession, or distribution of illegal drugs, a non-prescribed controlled substance, or alcohol, or Employee's being under the influence of any of the foregoing, on Company premises or during the performance of Employee's duties.

        (x) Employee's fraud, misappropriation of funds, embezzlement, theft or acts of similar dishonesty.

        (xi) Employee's intentional or willful misconduct that may subject Company to criminal or civil liability.

        (xii) Breach of Employee's duty of loyalty, including the diversion or usurpation of corporate opportunities properly belonging to Company.

        (xiii) Employee's falsification of Company documents or other misrepresentation related to the business and affairs of Company.

(xiv) Employee's excessive tardiness or absenteeism.

(xv) Any conduct of Employee, whether on duty or off duty, that adversely affects Company's reputation and goodwill in the community, as determined by Company in its sole discretion, where such conduct is not protected by applicable law or the National Labor Relations Act.

(b) <u>Termination for Other Than Cause</u>. Company shall have the right to terminate Employee's employment at any time for other than cause. In the event that Company terminates Employee's employment for other than cause, provided that Employee executes a general liability release in a form satisfactory to Company, Company shall pay to Employee the amount of six (6) months' base compensation, subject to applicable federal, state, and local deductions. For purposes of Section 409A of the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations (including proposed regulations) and guidance promulgated thereunder (collectively, "Code Section 409A"), Employee's termination pursuant to this subsection (b) is intended to mean an involuntary Separation from Service as defined in Code Section 409A.

(c) <u>Termination by Death or Disability</u>.

(i) Employee's employment shall terminate immediately upon Employee's death. In the event of termination by reason of death, Employee shall be entitled only to compensation earned as of the last day worked.

(ii) Subject to compliance with federal and state laws, if Employee, with or without a reasonable accommodation, shall be incapable of substantially performing the essential functions, duties, responsibilities, and obligations set forth in this Agreement, Company shall have the right to terminate Employee's employment immediately upon the date on which the Employee suffers a "Disability." "Disability" means that Employee is (a) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (b) by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of Company, or (c) determined to be totally disabled by the Social Security Administration. In the event of termination by reason of disability, Employee shall be entitled only to compensation earned as of the last day worked.

(iii) Employee's heirs, beneficiaries, successors, or assigns shall not be entitled to any of the compensation or benefits to which Employee is entitled under this Agreement, except: (a) to the extent specifically provided in this Employment Agreement; (b) to the extent required by law; or (c) to the extent that Company's benefit plans or policies under which Employee is covered provide a benefit to Employee's heirs, beneficiaries, successors, or assigns.

(d) <u>No Future Employment or Other Relationship</u>. In the event of the termination of Employee's employment, whether for cause or for other than cause, Employee agrees never to seek, directly or indirectly, any employment, business or other relationship with Company, or any subsidiary or affiliate of Company, on behalf of Employee and/or on behalf of any person or entity associated in any way with Employee. Employee acknowledges and agrees that Company and any of its subsidiaries or affiliates, in their sole discretion, shall have the right to reject any employment application, business proposal, or other proposal made by Employee, or made on Employee's behalf, or made by or on behalf of any person or entity associated in any way with Employee. Employee further acknowledges and agrees that the terms of this subsection shall be good and sufficient cause for Company, or any subsidiary or affiliate of Company, to reject any employment application, business proposal, or other proposal made by Employee, or made on Employee's behalf, or made by or on behalf of any person or entity associated in any way with Employee, and that any refusal to reemploy or do business with Employee or anyone associated with Employee or acting on Employee's behalf shall legitimately be based upon the terms of this subsection alone and not for any other reason. For the avoidance of doubt, this subsection shall not operate to waive or extinguish any rights or claims of Employee that cannot be waived or extinguished under applicable law. Notwithstanding the foregoing, nothing in this subsection shall preclude Company or any subsidiary or affiliate of Company, in its sole discretion, from seeking or initiating a subsequent employment, business, or other relationship with Employee or a person or entity associated with Employee.

(e) <u>Return of Company Property</u>. In the event of termination of Employee's employment, Employee shall immediately return to Company, without limitation, all papers, materials, reports, memoranda, notes, plans, records, reports, computer tapes, software, and any other documents or items of whatever nature owned by Company or supplied to Employee by Company in connection with, or in the course of, Employee's employment.

(f) <u>Cooperation</u>. Employee agrees to fully cooperate with Company and its attorneys in connection with any pending or future litigation, claim, dispute, investigation, or other proceeding arising out of or relating to (i) matters of which Employee has knowledge or, if Employee's employment has terminated, (ii) matters of which Employee was involved prior to the termination of Employee's employment. Employee's cooperation shall include, without limitation, providing assistance to Company's counsel, experts, and consultants, and providing truthful testimony in pretrial and trial or hearing proceedings. Company will use reasonable efforts to minimize interruptions to Employee's schedule to the extent consistent with its interests in the matter and will reimburse Employee for reasonable and appropriate out-of-pocket expenses actually incurred by Employee in connection with such cooperation, upon reasonable substantiation of such expenses.

(g) <u>Code Section 409A</u>. To the extent any severance payments due Employee pursuant to subsection (b) hereof shall be treated as deferred compensation under Code Section 409A, payment of such amount shall be delayed until the first day of the seventh month following the date of Employee's termination, but only to the extent that such delay is necessary in order to avoid penalties under Code Section 409A with respect to payments to a Specified Employee, as defined in Treasury Regulations Section 1.409A-1(i) upon Separation from Service, as defined in Treasury Regulations Section 1.409A-1(h).

11. <u>Confidential Information</u>.

11.1. "Confidential Information" is information however delivered, disclosed or discovered that Employee has, or in the exercise of ordinary prudence should have, reason to believe is confidential or that Company designates as confidential, including, but not limited to:

(a) *Company Information*: company proprietary information, technical data, trade secrets or know-how, including but not limited to: research, processes, pricing strategies, communication strategies, sales strategies, sales literature, sales contracts, product plans, products, inventions, methods, services, computer codes or instructions, software and software documentation, equipment, costs, customer lists, business studies, business procedures, finances and other business information disclosed to Employee by Company, either directly or indirectly in writing, orally or by drawings or observation of parts or equipment and such other documentation and information as is necessary in the conduct of the business of Company; and

(b) *Third Party Information*: confidential or proprietary information received by Company from third parties.

11.2. Company's failure to mark any of the Confidential Information as confidential or proprietary will not affect its status as Confidential Information.

11.3. Employee agrees that the terms, conditions and subject matter of this Agreement are considered Confidential Information, except that Employee may disclose the terms, conditions and subject matter of this Agreement to Employee's attorneys, accountants or financial advisors, and spouse or domestic partner.

11.4. Confidential Information does not include information that has ceased to be confidential by reason of any of the following: (i) was in Employee's possession prior to the date of this Agreement, *provided* that such information is not known by Employee to be subject to another confidentiality agreement with, or other obligation of secrecy to, Company, or another party; (ii) is generally available to the public and became generally available to the public other than as a result of a disclosure in violation of this Agreement; (iii) became available to Employee on a non-confidential basis from a third party, *provided* that such third party is not known by Employee to be bound by a confidentiality agreement with, or other obligation of secrecy to, Company, or another party or is otherwise prohibited from providing such information to Employee by a contractual, legal or fiduciary obligation; or (iv) Employee is required to disclose pursuant to applicable law or regulation (as to which information, Employee will provide Company with prior notice of such requirement and, if practicable, an opportunity to obtain an appropriate protective order).

11.5. Employee shall not, either during or after the termination of Employee's employment with Company, communicate or disclose to any third party the substance or content of any Confidential Information, or use such Confidential Information for any purpose other than the performance of Employee's obligations hereunder. Employee acknowledges and agrees that any Confidential Information obtained by Employee during the performance of Employee's employment concerning the business or affairs of Company, or any subsidiary, affiliate, or joint venture of Company, is the property of Company, or such subsidiary, affiliate, or joint venture of Company, as the case may be.

11.6. Employee agrees to return all Confidential Information, including all copies and versions of such Confidential Information (including but not limited to information maintained on paper, disk, CD-ROM, network server, or any other retention device whatsoever) and other property of Company, to Company immediately upon Employee's separation from Company (regardless of the reason for the separation).

11.7. The terms of this Section 11 are in addition to, and not in lieu of, any other contractual, statutory, or common law obligations that Employee may have relating to the protection of Company's Confidential Information or its property. The terms of this Section 11 shall survive for two (2) years following Employee's separation from employment with Company.

12. Noncompetition and Nonsolicitation.

    12.1. Employee acknowledges that, by reason of Employee's employment, Employee will have access to and may acquire considerable knowledge of proprietary or confidential information concerning Company's business, operations, sales goals, marketing plans, business strategies, clients, potential clients, and suppliers, which information, if known by or disclosed to Company's competitors or clients, would place Company at a competitive disadvantage and cause harm to Company.

    12.2. As a condition of employment, Employee agrees to be bound by a separate Noncompetition Agreement, which shall be executed contemporaneously herewith and attached to this Agreement as Schedule II. Additionally, for a period of six (6) months immediately following the termination of Employee's employment with Company ("Restrictive Period"):

        (a) Employee shall not, directly or indirectly, solicit, divert, or take away, or attempt to solicit, divert, or take away, the business or patronage of any client, potential client, or account of Company that was a client, potential client, or account of Company while Employee was employed by Company.

        (b) Employee shall not, directly or indirectly, induce or attempt to induce any employee of Company, or any of Company's subsidiaries and affiliates, to leave the employ of Company, or any of Company's subsidiaries and affiliates.

        (c) Employee shall not, directly or indirectly, employ or attempt to employ any person who is an employee of Company, or any of Company's subsidiaries and affiliates.

        (d) Employee shall not, directly or indirectly, solicit, induce, or attempt to induce any customer, supplier, or third party having a business relationship with Company, or any of Company's subsidiaries and affiliates, to cease doing business with, or materially alter its relationship with, Company, or any of Company's subsidiaries and affiliates.

    12.3. Employee acknowledges and agrees that every effort has been made to limit the Restrictive Period and the restrictions placed upon Employee to those that are reasonable and necessary to protect Company's legitimate interests.

    12.4. If any restriction set forth in this Section 12 is found by any court of competent jurisdiction to be unenforceable, it is hereby agreed that this Section 12 shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable.

13. Equitable Relief and Legal Action. Employee acknowledges and agrees that Employee's breach of Section 11 or Section 12 of this Agreement will cause Company substantial and irreparable harm, and therefore, in the event of any such breach, in addition to such other remedies that may be available to Company, Company shall be entitled to equitable relief, including specific performance and injunctive relief.

14. Ownership of Intellectual Property.

    14.1. For purposes of this Agreement, the term "Intellectual Property" shall mean all trade secrets, ideas, inventions, designs, developments, devices, methods and processes (whether or not patented or patentable, reduced to practice) and all patents and patent applications related thereto, all copyrights, copyrightable works and mask works and all registrations and applications for registration related thereto, all confidential information, and all other proprietary rights contributed to, or conceived or created by, Employee or anyone acting on Employee's behalf (whether alone or jointly with others) at any time during the course of Employee's employment that (i) relate to the business or to actual or anticipated research or development for Company; (ii) result from any services that Employee or anyone acting on Employee's behalf performs for Company; or (iii) are created using the equipment, supplies, or facilities of Company.

    14.2. All Intellectual Property is, shall be and shall remain the exclusive property of Company. Employee hereby assigns to Company all right, title and interest, if any, in and to the Intellectual Property; provided, however, that, when applicable, Company shall own the copyrights in all copyrightable works included in the Intellectual Property pursuant to the "work-made-for-hire" doctrine (rather than by assignment), as such term is defined in the Copyright Act of 1976. All Intellectual Property shall be owned by Company irrespective of any copyright notices or confidentiality legends to the contrary that may be placed on such works by Employee or by others. Employee shall ensure that all copyright notices and confidentiality legends on all work product authored by Employee or anyone acting on Employee's behalf shall conform to Company's practices and shall specify Company as the owner of the work.

15. <u>Legal Right and Conflict of Interest</u>.

    15.1. Employee covenants and warrants that Employee has the unlimited legal right to enter into this Agreement and to perform in accordance with its terms without violating the rights of others or any applicable law, and that Employee has not and shall not become a party to any other agreement of any kind and shall not perform any work or service on behalf of any individual, business, corporation, or organization that would create a conflict of interest in the performance of Employee's obligations under this Agreement.

    15.2. Employee agrees to conduct Employee's personal affairs in a manner that does not conflict with Company's interests. Employee agrees not to enter into any transaction, acquire any interest, or take any action that is contrary to Company's interests or incompatible with Employee's duty of loyalty to Company and Employee's obligations under this Agreement.

    15.3. Employee acknowledges and agrees that Employee will not, directly or indirectly (whether as a director, officer, partner, employee, agent, or stockholder of another company), compete with Company, or furnish any service to Company or its customers, as an independent contractor, while employed by Company. Employee further agrees that Employee will not use Company's name to further Employee's personal interests.

16. <u>Force Majeure</u>. Company shall have no liability under this Agreement if performance by Company of its obligations hereunder shall be prevented, interfered with, interrupted or omitted because of any act of God, act of terrorism, failure of facilities, labor dispute, or government or court action, or any other cause beyond the control of Company.

17. <u>Notices</u>. All notices and other communications required or permitted to be given by this Agreement shall be in writing and shall be deemed received if and when either hand delivered and a signed receipt is given thereof, delivered by overnight courier (*e.g.*, FedEx), or delivered by registered or certified United States mail, return receipt requested, postage prepaid and addressed as follows, or at such other address as any party hereto shall notify the other of in writing:

If to Company:	Radio One, Inc. 1010 Wayne Avenue, 14th Floor Silver Spring, Maryland 20910 Attention: Chief Administrative Officer
Copy to Company Attorney:	Radio One, Inc. 1010 Wayne Avenue, 14th Floor Silver Spring, Maryland 20910 Attention: General Counsel
If to Employee:	Christopher J. Wegmann (At last known address on file with Company)

18. <u>Code Section 409A Compliance</u>. To the extent applicable, it is intended that the compensation and benefits arrangements under this Agreement be in full compliance with Code Section 409A. This Agreement shall be construed in a manner to give effect to such intention. In no event whatsoever (including, but not limited to as a result of this Section or otherwise) shall Company or any of its subsidiaries or affiliates be liable for any tax, interest or penalties that may be imposed on Employee by Code Section 409A. Neither Company nor any of its subsidiaries or affiliates shall have any obligation to indemnify or otherwise hold Employee harmless from any or all such taxes, interest or penalties or liability for any damages related thereto. Employee acknowledges that Employee has been advised to obtain independent legal, tax or other counsel in connection with Code Section 409A.

19. Miscellaneous Provisions.

(a) <u>No Assignment or Delegation</u>. Employee acknowledges that the services to be rendered by Employee pursuant to this Agreement are unique and personal, and agrees that Employee shall not assign any of Employee's rights nor delegate any of Employee's duties under this Agreement.

(b) <u>Inurement</u>. This Agreement shall inure to the benefit of, and be enforceable by, any successors or assigns of Company.

(c) <u>No Waiver</u>. Failure to invoke any right, condition, or covenant in this Agreement by either party shall not be deemed to imply or constitute a waiver of any right, condition, or covenant of this Agreement.

(d) <u>Severability and Enforceability</u>. In the event that any provision of this Agreement shall be held invalid by a court of competent jurisdiction, such provision shall be deleted from the Agreement, which shall then be construed to give effect to the remaining provisions thereof. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision. Similarly, if the scope of any restriction or covenant contained herein should be or become too broad or extensive to permit enforcement thereof to its full extent, then the parties hereto agree that a court of competent jurisdiction should enforce any such restriction or covenant to the maximum extent permitted by law.

(e) <u>Governing Law</u>. This Agreement and the relationship among the parties shall be construed under and governed by the laws of the State of Delaware, without regard to the conflict of laws rules thereof.

(f) <u>Headings</u>. The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

(g) <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

(h) <u>Entire Agreement</u>. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all previous written or oral agreements, offers, representations, warranties, statements, correspondence, and understandings between the parties with respect to the subject matter hereof. This Agreement cannot be amended or modified except by a written agreement signed by all parties hereto.

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the day and year first above written.

RADIO ONE, INC.   **CHRISTOPHER J. WEGMANN**

By: Signature:

    Linda J. Vilardo

Title: <u>Vice President</u>   Address: 2116 O Street N.W.
                                       Washington, D.C. 20037

Date: Date:

Title: President of Radio

Mandate: To manage, facilitate and implement the ongoing relevant Strategic and Operational plans as required by the overall function's responsibilities while ensuring the execution of same at the highest level of professionalism and competence within the negotiated authority and performance parameters of the job.

Responsibilities

Management

Strategic and Operational Planning

Operations

Financial Management

Internal Liaison and Co-ordination

Professional Development

Objectives (by Responsibility)

Management

1. To ensure that all reporting staff has the necessary skills to perform their assigned Job Responsibilities at the highest level of professionalism (consistently appropriate) and competence (effective and efficient) by growing, supporting and coaching them on an on-going basis.

2. To maintain High Performance and effectively deal with Identified Non-Performance in a timely manner (within 48 hours).

3. To ensure and support all direct reporting staff in doing their own Performance Appraisals every 90 to 180 days and as this ties into the evolving overall formal company Performance Appraisal system.

Strategic and Operational Planning

1. To oversee the development, implementation and monitoring of comprehensive Strategic and Operational plans to ensure that the company's overall strategic direction is maintained at all times and that the operational outcomes are ultimately met. These plans need to support the overall Strategic Thinking Timeframe and framework which is in place, and in constant review.

2. To, when relevant, provide strategic and operational support to the relevant departmental planning processes on an on-going basis.

Operations

1. To ensure that the overall Operation of the company is managed professionally (consistently appropriate) and competently (effective and efficient) at all times. This includes:

    An effective Organizational structure for the Radio division.

    The company appropriately resourced (people and facilities).

    A comprehensively designed, implemented and monitored Financial Management system.

    An instituted proactive overall Administrative and Human Resource Development and Support system.

    Attendance at relevant client, company, industry, community and public events (primarily PR function).

    Ongoing liaison with the CEO and, where and when relevant, the Board of Directors and Shareholders.

<u>Financial Management</u>

1. To ensure that all the appropriate Financial Control and Reporting systems are in place and fully understood and appropriately administered by all direct reports on an ongoing basis and within the parameters established and vetted by the CFO.

2. To ensure that all relevant Budgets are prepared, approved, implemented and appropriately managed and met by all relevant parties and at all times.

<u>Internal Liaison and Co-ordination</u>

1. To ensure that all relevant communications (written, verbal and face-to-face) to both Radio One Group affiliate companies/partners and internal departments and divisions is maintained at the highest level of efficiency and effectiveness as it applies to quality, quantity and frequency at all times.

2. To ensure that all relevant events and issues are co-ordinated, when necessary, to both Radio One Group affiliate companies/partners and internal departments and divisions.

<u>Professional Development</u>

1. To investigate, source/attend any relevant personal and professional development events as they apply to the on-going maintenance and strategic development of the function.

2. To stay current with all relevant strategic industry and competitive information as it applies to the overall job responsibility.

3. To support all relevant internal Professional Development opportunities and attend when and where relevant.